Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-165049

January 12, 2011

Nomura Holdings, Inc.

$1,250,000,000 4.125% Notes due 2016

Medium-Term Notes, Series A

Term Sheet

Issuer:	Nomura Holdings, Inc.

Issue:	$1,250,000,000 4.125% Notes due 2016

Type of Securities:	Senior unsecured fixed-rate notes

Principal Amount:	$1,250,000,000

Original Issue Date:	January 19, 2011

Settlement Date:	January 19, 2011 (T+4)

Trade Date:	January 12, 2011

Maturity Date:	January 19, 2016

Interest Rate:	4.125% per annum

Interest Payment Dates:	January 19 and July 19, commencing on July 19, 2011

Price to Public:	99.291% of the principal amount

Day Count Convention:	30/360

Listing:	Professional Securities Market of the London Stock Exchange

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	65535HAC3

ISIN:	US65535HAC34

Common Code:	057540265

Program:	Medium-Term Notes, Series A

Program Ratings*:	(P)Baa2 (Moody’s) / BBB+ (S&P)

Sole Bookrunner:	Nomura Securities International, Inc.

*	Note: A “BBB” rating is the fourth-highest category of S&P rating while a “+” or “-” designation shows the relative standing within the major rating categories. A “BBB” rating by S&P generally indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A “(P)Baa2” provisional rating by Moody’s is in the middle of the fourth-highest category of Moody’s rating. Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics. The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category; the modifier “2” indicates a mid-range ranking; and the modifier “3” indicates a ranking in the lower end of that generic rating category. Moody’s often assigns a provisional rating when the assignment of a final rating is subject to the fulfillment of contingencies but it is highly likely that the rating will become definitive after all documents are received or an obligation is issued into the market. Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to downward revision, suspension or withdrawal at any time by the relevant rating agencies. Each rating should be evaluated independently of any other ratings. Program ratings are not definitive ratings issued for a specific debt security and indicate only the rating agencies’ view of the obligor’s ability to meet its obligations.

The issuer has filed a registration statement with the U.S. Securities and Exchange Commission, or SEC, to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement relating to the securities offered in this offering may be obtained by contacting your Nomura Sales Representative, Nomura Securities International, Inc., 2 World Financial Center, Building B, New York, N.Y. 10281-1198, Telephone: 212 667 9300.